Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	Marchex Paymaster, LLC	Delaware
2.	Marchex, LLC	Delaware
3.	Marchex Sales, LLC	Delaware
4.	Marchex CAH, Inc.	Delaware
5.	Telmetrics Corporation (formerly, Telmetrics Inc.)	Nova Scotia
6.	Marchex International, Ltd.	Ireland
7.	Marchex Voice Services, Inc.	Pennsylvania
8.	Archonic, LLC	Delaware
9.	Callcap, LLC (formerly, SITA Laboratories, Inc.)	Delaware
10.	DCCI Support Service, Inc.	Delaware
11.	Sonar Technologies, Inc.	Delaware